# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RLJ Lodging Trust, CIK 0001511337
CUSIP: 74965L101
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 7373 WISCONSIN AVE, 7373 WISCONSIN AVE, BETHESDA, Maryland (MD), 20814
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001859375-25-000011
Filed by CIK 0001859375

## Reporting persons
- RM Trading of Florida LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 13,900,000; sole dispositive power 13,900,000; aggregate amount beneficially owned 13,900,000 (9.2% of the class)
  Comment: 13,900,000 shares, all of which are directly owned by RM Trading of Florida LLC ("RMT"). Mark S. Paley and Roger J. Beit, each of whom is a manager and member of RMT, may be deemed to have shared voting power to vote these shares.
  *Based on 151,048,741 Common Shares outstanding as of September 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 6, 2025.
  
  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
  
  The information in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
- Paley Mark Steven: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 13,900,000; sole dispositive power 0; shared dispositive power 13,900,000; aggregate amount beneficially owned 13,900,000 (9.2% of the class)
  Comment: 13,900,000 shares, all of which are directly owned by RMT. Mark S Paley, manager and member of RMT, may be deemed to have shared voting power to vote these shares.
  *Based on 151,048,741 Common Shares outstanding as of September 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 6, 2025.
- BEIT ROGER J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 800,000; shared voting power 13,900,000; sole dispositive power 800,000; shared dispositive power 13,900,000; aggregate amount beneficially owned 14,700,000 (9.7% of the class)
  Comment: 13,900,000 shares, are directly owned by RMT. Mark S Paley, manager and member of RMT, may be deemed to have shared voting power to vote these shares.
  800,000 shares are directly owned by Roger J. Beit.
  *Based on 151,048,741 Common Shares outstanding as of September 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 6, 2025.

## Item 1. Issuer
Name of issuer: RLJ Lodging Trust
Address of issuer's principal executive offices: 7373 WISCONSIN AVE, 7373 WISCONSIN AVE, BETHESDA, MARYLAND, 20814.

## Item 2. Person Filing
Name of person filing: RM Trading of Florida LLC
Address of principal business office or, if none, residence: 1 North Breakers Row, Apt 141, Palm Beach, FL 33480
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.
Percent of class: See Row 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- RM Trading of Florida LLC: Mark Steven Paley, Member (11/12/2025)
- Paley Mark Steven: Mark Steven Paley, Individual (11/12/2025)
- BEIT ROGER J: Roger J Beit, Individual (11/12/2025)